Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – January to March 2022

Mumbai, April 4, 2022: Reproduced below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which is self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for January - March 2022

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN - MAR 2021	JAN - MAR 2022	JAN - MAR 2021	JAN - MAR 2022	JAN - MAR 2021	JAN - MAR 2022
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	48732	39504	48408	38995	185	83
UVC	NEXON, PUNCH	25087	71329	24837	70535	183	435
UV2	SAFARI, HARRIER, SUMO	10668	13723	10612	13521	11	16
UV3	HEXA	0	5	0	0	0	5
V1	MAGIC EXPRESS	852	325	853	838	0	5
V2	MAGIC, MAGIC IRIS	28	68	0	0	133	70
N1- A1	ACE, ACE EX, ACE Zip	29400	32124	30703	33735	1441	1030
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	20640	19237	18544	18065	1934	2824
M2- A1	Buses Fully Built, Buses Chassis	284	1299	341	2049	9	46
M2- A2	Buses Fully Built, Buses Chassis	525	1562	419	130	0	0
N2- A1	Tippers, Haulage	2135	2008	2290	2465	455	412
N2- A2	Tippers, Haulage	4816	4708	4000	3490	511	534
N2- A3	Tippers, Haulage	3155	2017	1223	846	537	265
N2- A4	Tippers, Haulage	4760	4526	4732	4509	492	849
M3-A1	Buses Fully Built, Buses Chassis	383	247	513	742	0	0
M3- A2	Buses Fully Built, Buses Chassis	0	36	0	0	79	155
M3-B1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	1178	1028	312	311	288	152
M3-C1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	946	965	533	567	285	721
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	0	101	444	432	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	0	112	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	0	0	717	974	0	0
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	6574	8861	1427	435	68	94
N3- A2	Tippers, Haulage	0	0	3699	6935	1227	1647
N3- A3	Tippers, Haulage	0	0	5509	0	0	0
N3- B1(a)	Tippers, Haulage	5245	3920	0	4269	886	690
N3- B1(b)	Tippers, Haulage	17330	21087	7107	6906	59	209
N3- B1(c)	Tippers, Haulage	0	0	3715	3897	1	1
N3- B1(d)	Tippers, Haulage	0	0	2334	2511	0	0

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN - MAR 2021	JAN - MAR 2022	JAN - MAR 2021	JAN - MAR 2022	JAN - MAR 2021	JAN - MAR 2022
N3- B1(e)	Tippers, Haulage	0	0	4389	8182	11	34
N3- B2(a)	Tractors with suitable Trailers	0	0	11	8	0	0
N3- B2(b)	Tractors with suitable Trailers	2	0	652	895	0	0
N3- B2(c)	Tractors with suitable Trailers	574	876	580	513	88	97
N3- B2(d)	Tractors with suitable Trailers	4548	6730	3920	6211	13	8

This is for the information of the exchange and the members.

-Ends-

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.